ONE SHELL PLAZA

910 LOUISIANA

HOUSTON, TEXAS

77002-4995

TEL   +1 713.229.1234

FAX  +1 713.229.1522

www.bakerbotts.com

J. David Kirkland, Jr.

TEL   +1 +1 713.229.1101

FAX  +1 +1 713.229.7701

david.kirkland@bakerbotts.com

ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

CONFIDENTIAL TREATMENT REQUESTED FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. 200.83

This response letter omits confidential information that was delivered separately to the Division of Corporation Finance.  The omissions are denoted with three asterisks (***).

September 22, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. H. Christopher Owings

Re:                             Whole Foods Market, Inc.
Form 10-K for Fiscal Year Ended September 28, 2008
Filed November 26, 2008
Proxy Statement on Schedule 14A
Filed January 26, 2009
Form 10-Q for the Fiscal Quarters Ended
January 18, 2009 and April 12, 2009
Filed February 27, 2009 and May 22, 2009
File No. 000-19797

Dear Mr. Owings:

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the information provided in brackets ([ ]) below (the “Information”) is being furnished to the Staff for reference on a confidential and supplemental basis only.  Pursuant to Rule 418(b), on behalf of Whole Foods Market, Inc. (the “Company”), we request that the Information be returned to the Company upon completion of the Staff’s review thereof.  On behalf of the Company, we also request confidential treatment of the Information pursuant to the provisions of 17 C.F.R. § 200.83.

At the request of the Company, we are responding on behalf of the Company to your comment discussed below.

On September 14, 2009, representatives from the Company participated in a telephonic conference call with Steven Jacobs and Jim Allegretto of the Staff regarding the

Company’s August 27, 2009 response to Comment 2 from the Staff by letter dated July 17, 2009.  After that call, the Company received a follow-up call from the Staff on September 14, 2009 requesting a response to the following additional question from the Staff:

Staff Question:  Hypothetically, assuming the 9 former store locations that remain available for sale under the settlement agreement with the Federal Trade Commission (“FTC”) constitute a “business” and were sold, what amount of goodwill would the Company allocate to such hypothetical sale?

Response:  The Company believes that its determination that the assets of any location(s) that may ultimately be disposed pursuant to the settlement agreement with the FTC do not constitute a business is appropriate.  The Company further believes that the disposition of all 9 locations that remain available for sale under the settlement agreement is not probable.

At the request of the Staff, on a hypothetical basis, the Company has estimated the amount of goodwill that would be allocated to these 9 locations as if they constituted a business. This hypothetical calculation includes unaudited estimates of the fair value of the Company’s reporting unit as of July 5, 2009, and includes the assumption that all 9 locations remaining under the settlement agreement will be sold for the maximum offer currently outstanding on each location. The hypothetical calculation results in an estimated allocation of goodwill to the 9 locations totaling approximately $[***] as follows (dollars in thousands):

Estimated fair value of assets marketed for sale	$	[***	]

Estimated fair value of remaining reporting unit	$	[***	]

Allocation percentage				[***		]%

Reporting unit goodwill					$657,281

Estimated hypothetical goodwill allocation				$	[***	]

* * * * *

The Company has requested that we state on its behalf that the Company acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

•                  SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to any filing;

•                  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1101 or Felix Phillips of this office at 713.229.1228.  Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ J. David Kirkland, Jr.
J. David Kirkland, Jr.

cc:                                 Albert Percival
Sam Ferguson
Felix P. Phillips